Exhibit 12.1

Catamaran Corporation

Ratios of Earnings to Fixed Charges

(dollars in thousands)

Earnings:	2013	Pro-forma adjustments (4)	Pro-forma Calculation
Income before income taxes	$402,142	$(18,320)	$383,822.00
Less non-controlling interest (1)	(36,569)	—	(36,569)
Add fixed charges:
Interest expense (2)	39,116	18,320	57,436
Interest portion of consolidated rent expense (3)	11,766	—	11,766
Adjusted earnings	$416,455	$—	$416,455
Fixed charges:
Interest expense	$39,116	$18,320	$57,436
Interest portion of consolidated rent expense	11,766		11,766
Total fixed charges	$50,882		$69,202
Ratio of earnings to fixed charges	8.18 x		6.02x

(1)	Non-controlling interest is not included in earnings contributed to the Company.
(2)	Interest expense on income tax contingencies is not included in fixed charges.
(3)	One third of rental expenses was used to represent the interest factor of rental expenses.
(4)	The ratio of earnings to fixed charges for the year ended December 31, 2013 has been adjusted on a pro forma basis to give effect to the offer and sale of $500.0 million aggregate principal amount of Catamaran Corporation’s 4.75% Senior Notes due 2021 and the use of the net proceeds therefrom to repay $300.0 million of outstanding borrowings under Catamaran Corporation’s senior secured revolving credit facility, as if such events occurred on January 1, 2013.